Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,					Nine Months Ended October 3, 2009
	2004	2005	2006	2007	2008
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$1,806,731	$2,137,733	$2,911,556	$2,546,816	$3,104,391	$(503,988)

Plus/(Less): losses/(earnings) from equity investments	(4,070)	(476)	17,690	24,618	36,920	69,431

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	30,645	36,571	40,351	55,402	146,360	127,571

Plus: amortization of capitalized interest	108	216	216	216	300	576

Plus: distributed income of equity investees	—	—	3,172	8,072	20,117	7,373

Less: interest capitalized	(1,310)	—	—	(3,700)	(10,020)	(13,740)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(80,840)	(110,650)	(219,121)	(293,604)	(314,277)	(29,797)

Total earnings/(loss) before fixed charges	$1,751,264	$2,063,394	$2,753,864	$2,337,820	$2,983,791	$(342,574)

Fixed charges
Interest expense and amortization of bond issuance and settled swaps	30,645	36,571	40,351	55,052	144,845	126,068

Estimated interest on rent expense	—	—	—	350	1,515	1,503

Total Fixed Charges	30,645	36,571	40,351	55,402	146,360	127,571

Ratio of earnings to fixed charges	57.15	56.42	68.25	42.20	20.39	*

*	Earnings for the nine months ended October 3, 2009 were inadequate to cover fixed charges. The coverage deficiency was $470,145.